For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC. TO RELEASE
FOURTH QUARTER AND YEAR-END 2004 EARNINGS

TORONTO, January 6, 2005- Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) will release its fourth quarter and year-end 2004 earnings on January 27, 2005 to be followed by a conference call that day at 1:30 p.m. Eastern Time.

Investors are invited to access the call by dialing 416-405-9310 or 1-877-211-7911. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on January 27, 2005 through to February 3, 2005. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3132603.

A live audio webcast of this conference call will be available via FHR's investor website (www.fairmont.com/investor). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

About Fairmont Hotels & Resorts Inc.
Fairmont is one of North America's leading owner/operators of luxury hotels and resorts. Fairmont's managed portfolio consists of 82 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, Monaco and the United Arab Emirates. Fairmont owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 45 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 37 city center and resort properties in Canada. In addition to hotel management, Fairmont holds real estate interests in 22 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Denise Achonu
Executive Director Investor Relations
Tel: 1-866-627-0642
Email: investor@fairmont.com
Website: www.fairmont.com